| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 01/11/17 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicai would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

SEC Mail Processing Section JAN 19 2017 Washington DC 412

17002431

2017 JAN 19 PM 2:34 SEC / TM RECEIVED

1. State the name of the applicant: Investors' Exchange LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 4 World Trade Center, 44th Floor, New York, NY, 10007
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   (646) 343-2000 (Telephone) (646) 365-6862 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Sophia Lee (Name) General Counsel (Title) (646) 343-2040 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Sophia Lee, General Counsel
   4 World Trade Center, 44th Floor, New York, NY, 10007
7. Provide the date applicant's fiscal year ends: December 31st
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 05/13/14 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

**EXECUTION:** The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 01/11/17 (MM/DD/YY) Investors' Exchange LLC (Name of applicant)

By: [signature] (Signature) Sophia Lee, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 11th day of January (Month), 2017 (Year) by [signature] (Notary Public)

My Commission expires August 22, 2019 County of New York State of New York

***This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.***

BENJAMIN B. AISEN
Notary Public, State of New York
No. 02AI6247140
Qualified in New York County
Commission Expires Aug. 22, 2019

Form 1

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0017 |
| Expires: | May 31, 2016 |
| Estimated average burden hours per response | 30.00 |

# APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

## FORM 1 INSTRUCTIONS

### A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. **UPDATING** - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. **CONTACT EMPLOYEE** - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. **FORMAT**
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. **WHERE TO FILE AND NUMBER OF COPIES** - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. **PAPERWORK REDUCTION ACT DISCLOSURE**
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

## B. EXPLANATION OF TERMS

**APPLICANT** - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

**AFFILIATE** - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

**CONTROL** - The power, directly or indirectly, to direct the management or policies of a company whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

**DIRECT OWNERS** - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

**MEMBER** - Shall have the same meaning as under Exchange Act Section 3(a)(3).

**NATIONAL SECURITIES EXCHANGE** - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

**PERSON ASSOCIATED WITH A MEMBER** - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

DO NOT WRITE BELOW THIS LINE - FOR OFFICIAL USE ONLY

**EXHIBITS**

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

**EXHIBITS**

**Exhibit E**

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

**Exhibit F**

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

**Exhibit G**

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

**Exhibit H**

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

**Exhibit I**

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

**Exhibit J**

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positionsduring the previous year indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the memberparticipant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).•A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

**Investors' Exchange LLC**

**Date of filing: January 11, 2017**

**Date as of which the information is accurate: January 11, 2017**

**Exhibit M**

**Provide an alphabetical list of all members, participants, subscribers or other users, induding the following information:**

**1. Name;**

**2. Date of election to membership or acceptance as a participant, subscriber or other user;**

**3. Principal business address and telephone number;**

**4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

**5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions).A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary, trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and**

**6. The class of membership, participation or subscription or other access.**

Attached as Addendum M-1 is a list of approved Users of the Exchange.

| Business Name | Status Effective Date | Registration Status | Type of Firm | Type of User at IEX | Address Line 1 | Address Line 2 | City | State | Zip Code |
|---|---|---|---|---|---|---|---|---|---|
| Abel Noser LLC | 10/21/2016 | APPROVED | Broker-Dealer | Member* | ONE BATTERY PLAZA, #6 | | NEW YORK | NY | 10004 |
| ABN Amro Clearing Chicago LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | 175 WEST JACKSON BLVD | STE 400 | CHICAGO | IL | 60604 |
| Albert Fried & Company, LLC | 9/12/2016 | APPROVED | Broker-Dealer | Member | 45 BROADWAY | 24TH FLOOR | NEW YORK | NY | 10006 |
| Allen & Company, LLC | 8/9/2016 | APPROVED | Broker-Dealer | Member | 711 FIFTH AVENUE | | NEW YORK | NY | 10022 |
| Apex Clearing Corporation | 8/8/2016 | APPROVED | Broker-Dealer | Member | ONE DALLAS CENTER | 350 N. ST. PAUL, SUITE 1300 | DALLAS | TX | 75201 |
| Archipelago Securities, LLC | 8/4/2016 | APPROVED | Broker-Dealer | Member | 5660 NEW NORTHSIDE DR | | ATLANTA | GA | 30328 |
| ATM Execution LLC | 8/9/2016 | APPROVED | Broker-Dealer | Member | 599 LEXINGTON AVE | 21 FLOOR | NEW YORK | NY | 10022 |
| Auerbach Grayson and Company LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 25W 45TH STREET SUITE 16 | | NEW YORK | NY | 10036 |
| Avondale Partners LLC | 9/29/2016 | APPROVED | Broker-Dealer | Member | 3102 WEST END AVENUE | SUITE 1100 | NASHVILLE | TN | 37203 |
| B. Riley & Co., LLC | 8/18/2016 | APPROVED | Broker-Dealer | Member | 11100 SANTA MONICA BLVD. | SUITE 800 | LOS ANGELES | CA | 90025 |
| Banyan Securities, LLC | 11/16/2016 | APPROVED | Broker-Dealer | Member | 100 DRAKE'S LANDING ROAD | SUITE 125 | GREENBRAE | CA | 94904 |
| Barclays Capital Inc. | 8/9/2016 | APPROVED | Broker-Dealer | Member | 745 7TH AVENUE | | NEW YORK | NY | 10019 |
| BATS Trading, Inc. | 8/8/2016 | APPROVED | Broker-Dealer | Member | 8050 MARSHALL DRIVE | SUITE 120 | LENEXA | KS | 66214 |
| Bay Crest Partners LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 40 WALL STREET | 42ND FLOOR | NEW YORK | NY | 10005 |
| BB&T Securities LLC | 11/4/2016 | APPROVED | Broker-Dealer | Member | 901 EAST BYRD STREET | RIVERFRONT PLAZA, WEST TOWER | RICHMOND | VA | 23219 |
| BEC Capital LLC | 10/26/2016 | APPROVED | Proprietary Trading Firm | User** | 3422 OLD CAPITOL TRAIL #438 | | WILMINGTON | DE | 19808 |
| Bloomberg Tradebook | 8/9/2016 | APPROVED | Broker-Dealer | Member | 120 PARK AVE | | NEW YORK | NY | 10017 |
| Blue Fire Capital LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 311 S. WACKER DRIVE | SUITE 2000 | CHICAGO | IL | 60606 |
| Bluefin Trading LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 3 PARK AVENUE | 37TH FLOOR | NEW YORK | NY | 10016 |
| BMO Capital Markets Corp | 8/16/2016 | APPROVED | Broker-Dealer | Member | 3 TIMES SQUARE | | NEW YORK | NY | 10036 |
| Brean Capital LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 1345 AVENUE OF THE AMERICAS | 29TH FLOOR | NEW YORK | NY | 10105 |
| BTIG LLC | 8/16/2016 | APPROVED | Broker-Dealer | Member | 600 MONTGOMERY STREET | 6TH FLOOR | SAN FRANCISCO | CA | 94111 |
| Burke & Quick Partners LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 333 EARLE OVINGTON BLVD | SUITE 230 | UNIONDALE | NY | 11553 |
| C&C Trading, LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | 71 ARCH STREET | 1ST FLOOR | GREENWICH | CT | 6830 |
| Cabrera Capital Markets, Inc. | 8/11/2016 | APPROVED | Broker-Dealer | Member | 10 SOUTH LA SALLE STREET | SUITE 1050 | CHICAGO | IL | 60603 |
| Canaccord Genuity Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 535 MADISON AVENUE | | NEW YORK | NY | 10022 |
| Cantor Fitzgerald & Co | 8/18/2016 | APPROVED | Broker-Dealer | Member | 110 EAST 59TH STREET, 4TH FLOOR | | NEW YORK | NY | 10022 |
| Capital Institutional Services, Inc | 8/15/2016 | APPROVED | Broker-Dealer | Member | 1700 PACIFIC AVE. | SUITE 1100 | DALLAS | TX | 75201 |
| CF Global Trading, LLC | 8/18/2016 | APPROVED | Broker-Dealer | Member | 99 PARK AVENUE | SUITE 1710 | NEW YORK | NY | 10016 |
| Chimera Securities LLC | 8/10/2016 | APPROVED | Broker-Dealer | Member | 27 UNION SQUARE WEST | 4TH FLOOR | NEW YORK | NY | 10003 |
| CIMB Securities (USA), Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 540 MADISON AVENUE | 11TH FLOOR | NEW YORK | NY | 10022 |
| Citadel Securities LLC | 8/4/2016 | APPROVED | Broker-Dealer | Member | 131 SOUTH DEARBORN STREET | 32ND FLOOR | CHICAGO | IL | 60603 |
| Citigroup Global Markets Inc | 8/10/2016 | APPROVED | Broker-Dealer | Member | 390 - 388 GREENWICH STREET | | NEW YORK | NY | 10013-2396 |
| Clearpool Execution Services, LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 17 STATE STREET, 38TH FLOOR | | NEW YORK | NY | 10004 |
| CLSA Americas, LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 1301 AVENUE OF THE AMERICAS, 15TH FLOOR | | NEW YORK | NY | 10019 |
| Convergex Execution Solutions LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | 1633 BROADWAY | 48TH FLOOR | NEW YORK | NY | 10019 |
| Cornerstone Macro LLC | 8/16/2016 | APPROVED | Broker-Dealer | Member | 650 FIFTH AVENUE | 21ST FLOOR | NEW YORK | NY | 10019 |
| Cowen and Company, LLC | 8/16/2016 | APPROVED | Broker-Dealer | Member | 599 LEXINGTON AVENUE | 20TH FLOOR | NEW YORK | NY | 10022 |
| Craig-Hallum Capital Group LLC | 8/9/2016 | APPROVED | Broker-Dealer | Member | 222 SOUTH NINTH ST, STE 350 | | MINNEAPOLIS | MN | 55402 |
| Credit Suisse Securities USA | 8/15/2016 | APPROVED | Broker-Dealer | Member | 11 MADISON AVENUE | | NEW YORK | NY | 10010 |
| Cutler Group, LP | 8/4/2016 | APPROVED | Broker-Dealer | Member | 101 MONTGOMERY ST | SUITE 700 | SAN FRANCISCO | CA | 94104 |
| D.A. Davidson & Co. | 8/11/2016 | APPROVED | Broker-Dealer | Member | 8 THIRD STREET NORTH | | GREAT FALLS | MT | 59401-3104 |
| Dash Financial LLC | 8/10/2016 | APPROVED | Broker-Dealer | Member | 910 W. VAN BUREN ST. | SUITE 400 | CHICAGO | IL | 60607 |
| Davenport & Company, LLC | 7/28/2016 | APPROVED | Broker-Dealer | Member | ONE JAMES CENTER | 901 E. CARY STREET | RICHMOND | VA | 23219 |
| DeMatteo Monness LLC | 8/5/2016 | APPROVED | Broker-Dealer | Member | 780 THIRD AVENUE (45TH FLOOR) | | NEW YORK | NY | 10017 |
| Deutsche Bank Securities Inc. | 8/17/2016 | APPROVED | Broker-Dealer | Member | 60 WALL STREET | | NEW YORK | NY | 10005 |
| Dowling & Partners Securities, LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 190 FARMINGTON AVENUE | | FARMINGTON | CT | 6032 |
| E*TRADE Securities LLC | 11/18/2016 | APPROVED | Broker-Dealer | Member | 1271 AVENUE OF THE AMERICAS | 14TH FLOOR | NEW YORK | NY | 10020 |
| Electronic Transaction Clearing, Inc | 8/18/2016 | APPROVED | Broker-Dealer | Member | 660 S. FIGUEROA STREET SUITE 1450 | | LOS ANGELES | CA | 90017 |
| Evercore Group LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 55 EAST 52ND STREET | | NEW YORK | NY | 10055 |
| First Analysis Securities Corporation | 8/15/2016 | APPROVED | Broker-Dealer | Member | ONE SOUTH WACKER DRIVE | SUITE 3900 | CHICAGO | IL | 60606 |
| FIS Brokerage & Securities Services LLC | 8/10/2016 | APPROVED | Broker-Dealer | Member | 2100 ENTERPRISE AVENUE | | GENEVA | IL | 60134 |
| Flow Traders U.S. LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 1140 AVENUE OF THE AMERICAS | 4TH FLOOR | NEW YORK | NY | 10036 |
| G1 Execution Services | 8/10/2016 | APPROVED | Broker-Dealer | Member | 175 W. JACKSON BLVD., SUITE 1700 | | CHICAGO | IL | 60604 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Global Execution Brokers | 8/2/2016 | APPROVED | Broker-Dealer | Member | 401 CITY AVENUE | | BALA CYNWYD | PA | 19004 |
| Goldman, Sachs and Company | 8/3/2016 | APPROVED | Broker-Dealer | Member | 200 WEST STREET | | NEW YORK | NY | 10282-2198 |
| Gordon, Haskett Capital Corp. | 8/18/2016 | APPROVED | Broker-Dealer | Member | 441 LEXINGTON AVENUE 10TH FL. | | NEW YORK | NY | 10017 |
| Great Pacific Securities | 8/16/2016 | APPROVED | Broker-Dealer | Member | 151 KALMUS DRIVE, BUILDING H8 | | COSTA MESA | CA | 92626 |
| Great Point Capital, LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | 200 WEST JACKSON BLVD. | SUITE 1000 | CHICAGO | IL | 60606 |
| GTS Securities, LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 545 MADISON AVENUE | 15TH FLOOR | NEW YORK | NY | 10022 |
| Guzman & Company | 9/20/2016 | APPROVED | Broker-Dealer | Member | 101 ARAGON AVENUE | | CORAL GABLES | FL | 33134-5426 |
| Hardcastle Trading USA LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 755 SECAUCUS ROAD, SUITE F1110 | | SECAUCUS | NJ | 7094 |
| Hilltop Securities Inc. | 7/28/2016 | APPROVED | Broker-Dealer | Member | 1201 ELM ST | SUITE 3500 | DALLAS | TX | 75270-2180 |
| HRT Financial LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 32 OLD SLIP, 30TH FLOOR | | NEW YORK | NY | 10005 |
| IEX Services LLC | 8/18/2016 | APPROVED | Broker-Dealer | Member | 4 WORLD TRADE CTR, 44TH FLOOR | | NEW YORK | NY | 10007 |
| IMC Chicago LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 233 SOUTH WACKER DRIVE | #4300 | CHICAGO | IL | 60606 |
| Imperial Capital LLC | 8/17/2016 | APPROVED | Broker-Dealer | Member | 2000 AVENUE OF THE STARS, SUITE 900-S | | LOS ANGELES | CA | 90067 |
| Industrial and Commercial Bank of China Financial Services | 8/12/2016 | APPROVED | Broker-Dealer | Member | 1633 BROADWAY | 28TH FLOOR | NEW YORK | NY | 10019 |
| Instinet, LLC | 8/5/2016 | APPROVED | Broker-Dealer | Member | WORLDWIDE PLAZA, | 309 WEST 49TH STREET | NEW YORK | NY | 10019 |
| Interactive Brokers LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | ONE PICKWICK PLAZA-2ND FL. | | GREENWICH | CT | 6830 |
| INTL FCStone Financial Inc | 8/10/2016 | APPROVED | Broker-Dealer | Member | 329 PARK AVENUE NORTH | SUITE 350 | WINTER PARK | FL | 32789 |
| ITG Inc. | 8/9/2016 | APPROVED | Broker-Dealer | Member | ONE LIBERTY PLAZA | 165 BROADWAY, 4TH FL. | NEW YORK | NY | 10006 |
| J. P. Morgan Securities LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | 383 MADISON AVENUE | | NEW YORK | NY | 10179 |
| Jane Street Capital, LLC | 9/30/2016 | APPROVED | Broker-Dealer | Member | 250 VESEY STREET | 5TH FLOOR | NEW YORK | NY | 10281 |
| Jefferies Execution Services, Inc. | 7/25/2016 | APPROVED | Broker-Dealer | Member | 520 MADISON AVENUE | | NEW YORK | NY | 10022 |
| JMP Securities LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 600 MONTGOMERY STREET, SUITE 1100 | | SAN FRANCISCO | CA | 94111 |
| Johnson Rice & Company, LLC | 8/18/2016 | APPROVED | Broker-Dealer | Member | 639 LOYOLA AVENUE-STE 2775 | | NEW ORLEANS | LA | 70113-7105 |
| Jump Trading LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 600 WEST CHICAGO AVENUE, SUITE 825 | | CHICAGO | IL | 60654 |
| KCG Americas LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 300 VESEY STREET | | NEW YORK | NY | 10282 |
| Keefe, Bruyette & Woods, Inc | 8/8/2016 | APPROVED | Broker-Dealer | Member | 787 7TH AVENUE | | NEW YORK | NY | 10019 |
| KeyBanc Capital Markets Inc | 8/4/2016 | APPROVED | Broker-Dealer | Member | 127 PUBLIC SQUARE | | CLEVELAND | OH | 44114 |
| Latour Trading LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 377 BROADWAY, 10TH FLOOR | | NEW YORK | NY | 10013 |
| Leerink Partners | 8/15/2016 | APPROVED | Broker-Dealer | Member | 1 FEDERAL STREET 37TH FLR | | BOSTON | MA | 2110 |
| Lek Securities Corp | 8/12/2016 | APPROVED | Broker-Dealer | Member | 1 LIBERTY PLAZA | 165 BROADWAY, 52ND FLOOR | NEW YORK | NY | 10006 |
| Lightspeed Trading LLC | 8/17/2016 | APPROVED | Broker-Dealer | Member | 1001 AVENUE OF THE AMERICAS | 16TH FLOOR | NEW YORK | NY | 10018 |
| Lime Brokerage, LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | 625 BROADWAY | 12TH FLOOR | NEW YORK | NY | 10012 |
| Liquidnet Inc | 8/9/2016 | APPROVED | Broker-Dealer | Member | 498 7TH AVENUE, 15TH FLOOR | | NEW YORK | NY | 10018 |
| Macquarie Capital (USA) Inc. | 9/1/2016 | APPROVED | Broker-Dealer | Member | 125 WEST 55TH STREET | LEVEL 22 | NEW YORK | NY | 10019 |
| Maxim Group, LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 405 LEXINGTON AVENUE | | NEW YORK | NY | 10174 |
| Meridian Equity Partners | 8/17/2016 | APPROVED | Broker-Dealer | Member | C/O ACCOUNTING & COMPLIANCE INTERNATIONAL | 40 WALL STREET, 17TH FLOOR | NEW YORK | NY | 10005 |
| Merrill Lynch Professional Clearing Corp. | 8/2/2016 | APPROVED | Broker-Dealer | Member | ONE BRYANT PARK, 6TH FLOOR | NY1-100-06-01 | NEW YORK | NY | 10036 |
| Merrill Lynch, Pierce, Fenner & Smith Incorporated | 7/28/2016 | APPROVED | Broker-Dealer | Member | ONE BRYANT PARK | | NEW YORK | NY | 10036 |
| Mizuho Securities USA Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 320 PARK AVENUE | 12TH FLOOR | NEW YORK | NY | 10022 |
| MKM Partners LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 300 FIRST STAMFORD PLACE | 4TH FLOOR EAST WING | STAMFORD | CT | 6902 |
| Morgan Stanley & Co., LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | 1585 BROADWAY | | NEW YORK | NY | 10036-8293 |
| NASDAQ Execution Services, LLC | 8/16/2016 | APPROVED | Broker-Dealer | Member | ONE LIBERTY PLAZA | 165 BROADWAY | NEW YORK | NY | 10006 |
| National Financial Services LLC | 7/28/2016 | APPROVED | Broker-Dealer | Member | 200 SEAPORT BOULEVARD | | BOSTON | MA | 2210 |
| Needham & Company, LLC | 7/26/2016 | APPROVED | Broker-Dealer | Member | 445 PARK AVENUE | | NEW YORK | NY | 10022-2602 |
| Northern Trust Securities, Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 50 SOUTH LASALLE STREET | | CHICAGO | IL | 60603 |
| Northland Securities Inc. | 8/18/2016 | APPROVED | Broker-Dealer | Member | 45 SOUTH 7TH STREET | 20TH FLOOR | MINNEAPOLIS | MN | 55402 |
| Old Mission Capital LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 314 W SUPERIOR | # 200 | CHICAGO | IL | 60654 |
| Olivetree Financial, LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 2 STAMFORD PLAZA, 281 TRESSER BLVD | SUITE 501 | STAMFORD | CT | 6901 |
| O'Neil Securities | 8/4/2016 | APPROVED | Broker-Dealer | Member | 211 CONGRESS STREET, 5TH FLOOR | SUITE B | BOSTON | MA | 2110 |
| Penserra Securities LLC | 11/17/2016 | APPROVED | Broker-Dealer | Member | 4 ORINDA WAY | SUITE 100-A | ORINDA | CA | 94563 |
| Pershing LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | ONE PERSHING PLAZA | | JERSEY CITY | NJ | 7399 |
| Pictet Overseas Inc. | 8/4/2016 | APPROVED | Broker-Dealer | Member | 1000 DE LA GAUCHETIERE WEST | SUITE 3100 | MONTREAL, QC | 0 | H3B 4W5 |
| Piper Jaffray & Co. | 8/10/2016 | APPROVED | Broker-Dealer | Member | 800 NICOLLET MALL | | MINNEAPOLIS | MN | 55402-7020 |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Quantlab Securities LP | 8/4/2016 | APPROVED | Broker-Dealer | Member | 3 GREENWAY PLAZA, SUITE 200 | | HOUSTON | TX | 77046 |
| RBC Capital Markets LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 3 WORLD FINANCIAL CENTER | 200 VESEY ST. | NEW YORK | NY | 10281 |
| Redburn (USA) LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 565 FIFTH AVENUE | 26 FLOOR | NEW YORK | NY | 10017 |
| RGM Securities, LLC | 8/10/2016 | APPROVED | Broker-Dealer | Member | 221 WEST 6TH STREET | SUITE 1510 | AUSTIN | TX | 78701 |
| Robert W. Baird & Co., Inc | 8/2/2016 | APPROVED | Broker-Dealer | Member | 777 E. WISCONSIN AVENUE | | MILWAUKEE | WI | 53202 |
| Robotti & Company LLC | 9/7/2016 | APPROVED | Broker-Dealer | Member | 60 EAST 42ND ST. | SUITE 3100 | NEW YORK | NY | 10165 |
| Rosenblatt Securities Inc. | 8/9/2016 | APPROVED | Broker-Dealer | Member | 40 WALL STREET | 59TH FLOOR | NEW YORK | NY | 10005 |
| Russell Investments Implementation Services, LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 1301 SECOND AVENUE, 18TH FLOOR | | SEATTLE | WA | 98101 |
| Sanford C. Bernstein & Co., LLC | 8/4/2016 | APPROVED | Broker-Dealer | Member | 1345 AVENUE OF THE AMERICAS | | NEW YORK | NY | 10105 |
| Scarsdale Equities LLC | 7/26/2016 | APPROVED | Broker-Dealer | Member | 10 ROCKEFELLER PLAZA | SUITE 720 | NEW YORK | NY | 10020 |
| Scotia Capital (USA) Inc | 7/26/2016 | APPROVED | Broker-Dealer | Member | 250 VESEY STREET | | NEW YORK | NY | 10281 |
| Seaport Global Securities LLC | 9/16/2016 | APPROVED | Broker-Dealer | Member | 360 MADISON AVE | 22ND FLOOR | NEW YORK | NY | 10017 |
| SG Americas Securities, LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | 245 PARK AVENUE | | NEW YORK | NY | 10167 |
| Sidoti & Company, LLC | 9/20/2016 | APPROVED | Broker-Dealer | Member | 122 EAST 42ND STREET | 4TH FLOOR | NEW YORK | NY | 10168 |
| SMBC Nikko Securities America, Inc. | 9/29/2016 | APPROVED | Broker-Dealer | Member | 277 PARK AVENUE FIFTH FLOOR | | NEW YORK | NY | 10172 |
| SpeedRoute LLC | 8/17/2016 | APPROVED | Broker-Dealer | Member | 29 BROADWAY | 30TH FLOOR | NEW YORK | NY | 10006 |
| Stephens Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 111 CENTER STREET | | LITTLE ROCK | AR | 72201-3507 |
| Stifel Nicolaus & Co., Inc. | 8/8/2016 | APPROVED | Broker-Dealer | Member | 501 NORTH BROADWAY | | ST. LOUIS | MO | 63102 |
| Stuart Frankel & Co. Inc. | 9/28/2016 | APPROVED | Broker-Dealer | Member | 60 CUTTER MILL ROAD | SUITE 210 | GREAT NECK | NY | 11021 |
| Summit Securities Group, LLC | 8/12/2016 | APPROVED | Broker-Dealer | Member | 55 BROADWAY | SUITE 2102 | NEW YORK | NY | 10006 |
| Sun Trading LLC | 8/4/2016 | APPROVED | Broker-Dealer | Member | 100 S WACKER | SUITE 300 | CHICAGO | IL | 60606 |
| Susquehanna Financial Group, LLLP | 8/8/2016 | APPROVED | Broker-Dealer | Member | 401 CITY AVE | SUITE 220 | BALA CYNWYD | PA | 19004-1122 |
| Susquehanna Securities | 8/9/2016 | APPROVED | Broker-Dealer | Member | 401 CITY AVE STE 220 | | BALA CYNWYD | PA | 19004-1122 |
| Telsey Advisory Group, LLC | 8/23/2016 | APPROVED | Broker-Dealer | Member | 535 FIFTH AVE., 12TH FLOOR | | NEW YORK | NY | 10017 |
| TFS Derivatives LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 32 OLD SLIP 34TH FLOOR | | NEW YORK | NY | 10005 |
| The Buckingham Research Group Inc. | 8/15/2016 | APPROVED | Broker-Dealer | Member | 750 THIRD AVENUE | 6TH FLOOR | NEW YORK | NY | 10017 |
| Themis Trading LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 10 TOWN SQUARE, SUITE 100 | | CHATHAM | NJ | 7928 |
| TJM Investments LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 318 W. ADAMS STREET 9TH FLOOR | | CHICAGO | IL | 60606 |
| Trade Informatics LLC | 8/2/2016 | APPROVED | Broker-Dealer | Member | 2700 WESTCHESTER AVENUE | SUITE 109 | PURCHASE | NY | 10577 |
| Trade Manage Capital, Inc | 7/26/2016 | APPROVED | Broker-Dealer | Member | 299 MARKET STREET | | SADDLE BROOK | NJ | 7663 |
| TradeStation Securities, Inc. | 7/28/2016 | APPROVED | Broker-Dealer | Member | 8050 SW 10TH STREET | SUITE 2000 | PLANTATION | FL | 33324 |
| Tradition Securities and Derivatives Inc | 8/15/2016 | APPROVED | Broker-Dealer | Member | 255 GREENWICH STREET | 4TH FLOOR | NEW YORK | NY | 10007 |
| Triad Securities Corp. | 11/8/2016 | APPROVED | Broker-Dealer | Member | 111 BROADWAY 11TH FLOOR | | NEW YORK | NY | 10006-9401 |
| Two Sigma Securities, LLC | 8/11/2016 | APPROVED | Broker-Dealer | Member | 101 AVENUE OF THE AMERICAS | 19TH FLOOR | NEW YORK | NY | 10013 |
| UBS Securities LLC | 8/17/2016 | APPROVED | Broker-Dealer | Member | 1285 AVENUE OF THE AMERICAS | | NEW YORK | NY | 10019 |
| Virtu Financial BD LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 900 THIRD AVENUE | 29TH FLOOR | NEW YORK | NY | 10022 |
| Virtu Financial Capital Markets LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 900 THIRD AVENUE | 29TH FLOOR | NEW YORK | NY | 10022 |
| Wall Street Access | 9/27/2016 | APPROVED | Broker-Dealer | Member | 17 BATTERY PLACE 11TH FLOOR | | NEW YORK | NY | 10004 |
| Wedbush Securities | 8/10/2016 | APPROVED | Broker-Dealer | Member | 1000 WILSHIRE BLVD. SUITE 900 | ATTN: BUSINESS CONDUCT | LOS ANGELES | CA | 90017-2457 |
| Weeden & Co. L.P | 8/4/2016 | APPROVED | Broker-Dealer | Member | 145 MASON ST | | GREENWICH | CT | 6830 |
| Wells Fargo Prime Services LLC | 8/18/2016 | APPROVED | Broker-Dealer | Member | 45 FREMONT STREET | 30TH FLOOR | SAN FRANCISCO | CA | 94105 |
| Wells Fargo Securities, LLC | 7/25/2016 | APPROVED | Broker-Dealer | Member | 550 SOUTH TRYON STREET, 6TH FLOOR | D1086-060 | CHARLOTTE | NC | 28202 |
| Wolverine Execution Services, LLC | 8/8/2016 | APPROVED | Broker-Dealer | Member | 175 W. JACKSON BLVD., SUITE 200 | | CHICAGO | IL | 60604 |
| Xambala Capital LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 640 W. CALIFORNIA AVENUE | SUITE 220 | SUNNYVALE | CA | 94086 |
| XR Securities LLC | 8/15/2016 | APPROVED | Broker-Dealer | Member | 550 WEST JACKSON BOULEVARD | #1000 | CHICAGO | IL | 60661-5704 |

*IEX only has one class of membership.
**BEC Capital LLC is a sponsored access participant.